767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax
December 16, 2021

VIA EDGAR TRANSMISSION

Jeff Kauten

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Re:	Trebia Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 1, 2021
File No. 333-260714

Dear Mr. Kauten:

On behalf of our client, Trebia Acquisition Corp. (“Trebia” or the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated December 15, 2021, with regard to the amended registration statement on Form S-4 (File No. 333-260714) filed by the Company on December 1, 2021 (together with the exhibits thereto, the “Registration Statement”). In addition, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) concurrently with this response letter, which includes revisions made to the Registration Statement in response to the Staff’s Comment Letter as well as additional changes required to update the disclosures contained in the Registration Statement.

For ease of reference, each of the Staff’s comments contained in the Comment Letter is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Terms used and not defined herein have the meanings given to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Non-GAAP Financial Measures, page 204

1. Comment: We note you revised your non-GAAP financial measure to include Pro-Forma Adjusted EBITDA in response to prior comment 4. Please note that the presentation and format of this measure does not comply with Article 11 of Regulation S-X. Please revise to remove this measure and the acquisition related adjustments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 204, 205 and 206 of Amendment No. 2.

Securities and Exchange Commission December 16, 2021 Page 2

Comparison of the Years Ended December 31, 2020, 2019, and 2018

Revenue, page 255

2. Comment: We note your expanded disclosure on page 255 quantifies amounts on a pro-forma basis that includes the pre-acquisition period. Please revise your disclosure to present amounts based on your historical GAAP amounts only. The inclusion of pro-forma basis revenue only is not consistent with Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 255 and 256 of Amendment No. 2.

[Remainder of Page Intentionally Left Blank]

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8268 or by e-mail at eoghan.keenan@weil.com.

Sincerely yours,

/s/ Eoghan P. Keenan

cc:	Securities and Exchange Commission

Ryan Rohn, Senior Staff Accountant

Stephen Kirkorian, Accounting Branch Chief

Austin Pattan, Law Clerk

Trebia Acquisition Corp.

Tanmay Kumar, Chief Financial Officer

Paul Danola, President

Weil, Gotshal & Manges LLP

Michael J. Aiello

Latham & Watkins LLP

Steven Stokdyk